

Mail Stop 3720

August 26, 2015

Mr. Anthony T. Skiadas
Senior Vice President and Controller
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

> **Re: Verizon Communications Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 23, 2015**
> **File No. 1-08606**

Dear Mr. Skiadas:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Exhibit 13

Note 14. Segment Information

You disclose that you have operations in two reportable segments, Wireless and Wireline. We note on page 8 that you organize your Wireline service and product offerings by the primary customers targeted. In addition we note the remarks in your earnings calls of the impact on operating results of the FiOS platform. To help us understand how you applied the guidance in FASB ASC 280 in identifying your operating segments, please provide us with the following information:

- Provide your organization chart which identifies the positions, roles, or functions that report directly to your chief operating decision maker ("CODM") and senior management team;
- Tell us the title and describe the role of your CODM and each of the individuals who report to the CODM;
- Identify for us each of the operating segments you have determined in accordance with FASB ASC 280;
- Identify and describe the role of each of your segment managers;
- Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who attends those meetings;
- Describe the information regularly provided to the CODM and tell us how frequently it is prepared;
- Describe the information regularly provided to the Board of Directors and tell us how frequently it is prepared;
- Describe the information about Wireline's product and service offerings that are provided to the CODM, tell us whether there are managers accountable for the product and service offerings, and if so, tell us who they are accountable to;
- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;
- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and,
- Describe the basis for determining the compensation of the individuals that report to the CODM.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications